One June 14, 2010, the Board of Directors of Baird Funds, Inc. (the “Selling Corporation”) approved the Agreement and Plan of Reorganization pursuant to which the RiverFront Long-Term Growth Fund (the “Selling Fund”) would transfer all of its assets to the RiverFront Long-Term Growth Fund (the “Acquiring Fund”), a newly created series of the Financial Investors Trust (the “Reorganization”).  The Board of Directors of the Selling Corporation has determined that the Reorganization is in the best interests of the Selling Fund and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the Reorganization.  The Reorganization will consist of:  (i) the transfer of all the assets of the Selling Fund to the Acquiring Fund, in exchange solely for voting Investor Class and Class L shares of beneficial interest, no par value per share, of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund; immediately followed by (ii) the distribution of the Investor Class and Class L shares of the Acquiring Fund to the Investor Class and Institutional Class shareholders, respectively, of the Selling Fund and the termination, dissolution and complete liquidation of the Selling Fund.

On September 22, 2010, shareholders of the Selling Fund approved the Agreement and Plan of Reorganization and the Reorganization was consummated on September 24, 2010.